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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Intrado Inc.

(Name of Issuer)

Common Shares, $.001 Par Value

(Title of Class of Securities)

46117A100

(CUSIP Number)

David K. Robbins, Esq.
Bingham McCutchen LLP
355 South Grand Avenue, Suite 4400
Los Angeles, CA 90071
(213) 680-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 46117A100

1.	Name of Reporting Person: Shamrock Activist Value Fund II, L.P. —		I.R.S. Identification Nos. of above persons (entities only): 55-0908199

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not Applicable

6.	Citizenship or Place of Organization: Virginia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 40,000 Common Shares *

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 40,000 Common Shares *

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,000 Common Shares *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): .22%*

14.	Type of Reporting Person (See Instructions): PN

* See Item 5 hereof.

CUSIP No. 46117A100

1.	Name of Reporting Person: Shamrock Activist Value Fund, L.P. —		I.R.S. Identification Nos. of above persons (entities only): 35-2239069

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not Applicable

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,157,675 Common Shares *

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,157,675 Common Shares *

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,157,675 Common Shares *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.53%*

14.	Type of Reporting Person (See Instructions): PN

* See Item 5 hereof.

CUSIP No. 46117A100

1.	Name of Reporting Person: Shamrock Activist Value Fund GP, L.L.C. —		I.R.S. Identification Nos. of above persons (entities only): 37-1497874

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not Applicable

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,197,675 Common Shares *

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,197,675 Common Shares *

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,197,675 Common Shares *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.75%*

14.	Type of Reporting Person (See Instructions): OO

* See Item 5 hereof.

CUSIP No. 46117A100

1.	Name of Reporting Person: Shamrock Partners Activist Value Fund, L.L.C. —		I.R.S. Identification Nos. of above persons (entities only): 87-0733755

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not Applicable

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,197,675 Common Shares

		8.	Shared Voting Power: 0*

		9.	Sole Dispositive Power: 1,197,675 Common Shares

		10.	Shared Dispositive Power: 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,197,675 Common Shares *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.75%*

14.	Type of Reporting Person (See Instructions): OO

* See Item 5 hereof.

INTRODUCTION
This statement amends the amended Schedule 13D (the “Amended Schedule 13D”) filed on May 26, 2005, and as amended on June 24, 2005, September 1, 2005, and October 3, 2005 by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and, collectively with SAVF and the General Partner, the “Reporting Persons”) with respect to Common Shares, $.001 par value per share (“Common Shares”), of Intrado Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 5 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Amended Schedule 13D.
1. ITEM 2 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 2.	Identity and Background.
(a)-(c), (f). On October 31, 2005, Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), acquired Common Shares of the Company. The Amended Schedule 13D is hereby amended to include SAVF II as a Reporting Person.
     The general partner of SAVF II is Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company and the general partner of SAVF (the “General Partner”). As previously disclosed, Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company, is the managing member of the General Partner (“Shamrock Partners”). The principal business of SAVF II is investing in the securities of publicly traded small and micro-cap companies in the United States and, in connection therewith, co-investing with SAVF. The principal business of the General Partner is acting as general partner of SAVF II and SAVF (SAVF II and SAVF collectively are referred to herein as the “Shamrock Activist Value Fund”), and the principal business of Shamrock Partners is acting as the managing member of the General Partner. The controlling persons of SAVF II are the controlling persons of SAVF, as previously disclosed in the Amended Schedule 13D.
2. ITEM 3 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 3.	Source and Amount of Funds or Other Consideration.
     The total amount of funds used by SAVF II to purchase the 40,000 Common Shares was $772,800 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF II.

3. ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 4.	Purpose of Transaction.
     On October 27, 2005, Stanley P. Gold, President of Shamrock Partners, called Stephen O. James, the lead director of the Company, to follow up on the strategic recommendations set forth in SAVF’s letter to Mr. James dated August 31, 2005 (which letter was filed with the SEC as Exhibit 6 to the Amended Schedule 13D). Mr. Gold expressed his appreciation that the Company is taking a tangible step in implementing the proposals suggested by SAVF but noted the need to move forward expeditiously and prudently. Mr. Gold emphasized the importance of having shareholder representation on the Board committed to the strategic goals that SAVF has previously articulated in its communications with the Company. Accordingly, Mr. Gold suggested that the Company should consider adding at least one new member to its Board who would represent the interests of the shareholders. Mr. Gold offered to recommend a candidate, including a designee from SAVF.
     On October 31, 2005, SAVF II acquired 40,000 Common Shares in the open market at a price of $19.32 per share (excluding brokerage commissions).
     The purposes of SAVF II’s investment in the Company are the same purposes as those disclosed with respect to SAVF.

4. ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 5.	Interests in Securities of the Issuer.
(a), (b) SAVF and SAVF II are controlled by the General Partner. As a result, each of SAVF and SAVF II may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the shares beneficially owned for such purposes by the other.
     As previously disclosed in the Amended Schedule 13D, SAVF is the owner of 1,157,675 Common Shares, which represents approximately 6.53% of the issued and outstanding Common Shares. On October 31, 2005, SAVF II acquired 40,000 Common Shares in the open market, which represents approximately .22% of the issued and outstanding Common Shares, on the NASDAQ National Market at a price of $772,800 (excluding brokerage fees). Accordingly, the Shamrock Activist Value Fund owns 1,197,675 Common Shares, which represents approximately 6.75% of the issued and outstanding Common Shares.
     As the general partner of SAVF, the General Partner may be deemed to beneficially own the 1,197,675 Common Shares owned by the Shamrock Activist Value Fund, constituting approximately 6.75% of the issued and outstanding Common Shares. As the managing member of the General Partner, Shamrock Partners may be deemed to beneficially own the 1,197,675 Common Shares owned by the Shamrock Activist Value Fund, constituting approximately 6.75% of the issued and outstanding Common Shares. Shamrock Partners has sole voting and dispositive power with respect to the 1,197,675 Common Shares owned by the Shamrock Activist Value Fund by virtue of its authority to vote and dispose of such Common Shares. Finally, each of the controlling persons of Shamrock Partners may be deemed to beneficially own the 1,197,675 Common Shares owned by the Shamrock Activist Value Fund, pursuant to Rule 13d-3 under the Act. Those controlling persons are identified in response to Item 2.
     The percentages set forth in this response to Items 5(a) and 5(b) assumes that 17,732,039 Common Shares were outstanding as of August 1, 2005, as represented by the Company in its 10-Q filed with the Securities Exchange Commission on August 9, 2005.
(c) Except as set forth above, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified in response to Item 2, beneficially owns any Common Shares or has effected any transactions in Common Shares during the preceding 60 days.
(d) Not applicable.
(e) Not applicable.

5. ITEM 6 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Except as disclosed in the Amended Schedule 13D, the Reporting Persons have no knowledge of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 or between such persons and any person with respect to any securities of the Company.
6. ITEM 7 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 7.	Material to be Filed as Exhibits.

Document
Exhibit 10	—	Joint Filing Agreement, dated October 31, 2005, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P. and Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date: October 31, 2005

SHAMROCK ACTIVIST VALUE FUND II, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner
By:	Shamrock Partners Activist Value Fund, L.L.C.,
its managing member

By:	/s/ MICHAEL J. MCCONNELL
	Name:	Michael J. McConnell
	Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner
By:	Shamrock Partners Activist Value Fund, L.L.C.,
its managing member

By:	/s/ MICHAEL J. MCCONNELL
	Name:	Michael J. McConnell
	Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.
By:	Shamrock Partners Activist Value Fund, L.L.C.,
its managing member

By:	/s/ MICHAEL J. MCCONNELL
	Name:	Michael J. McConnell
	Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.
By:	/s/ MICHAEL J. MCCONNELL
	Name:	Michael J. McConnell
	Title:	Vice President

Exhibit Index

Document
Exhibit 10	—	Joint Filing Agreement, dated October 31, 2005, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P. and Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.